                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 13)


                              ANGELES PARTNERS XII
                           (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)



                                PATRICK J. FOYE
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                          300 SOUTH GRAND, 34TH FLOOR
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                            ------------------------

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
(1)   Transaction Valuation*    $22,270,976      Amount of Filing Fee: $4,454.20

--------------------------------------------------------------------------------
* For purposes of calculating the fee only. This amount assumes the purchase of 26,768 units of limited partnership interest of the subject partnership for $832 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0- 11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid: $4,454.20        Filing Parties: AIMCO Properties, L.P.

Form or Registration No.: Schedule 14D-1       Date Filed: September 24, 1999




                         (Continued on following pages)

       AMENDMENT NO. 4 TO SCHEDULE 14D-1/AMENDMENT NO. 13 TO SCHEDULE 13D


         This Statement (the "Statement") constitutes (a) Amendment No. 4 to the Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase units of limited partnership interest (the "Units") of Angeles Partners XII (the "Partnership"); and (b) Amendment No. 13 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on June 22, 1998, by Broad River Properties, L.L.C. ("Broad River"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT"), Insignia Financial Group, Inc. ("Insignia") and Andrew L. Farkas, as amended by (i) Amendment No. 1, filed with the Commission on August 13, 1998, by Cooper River Properties, L.L.C. ("Cooper River"), IPLP, IPT, Insignia and Andrew L. Farkas, (ii) Amendment No. 2, filed with the Commission on September 11, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (iii) Amendment No. 3, filed with the Commission on September 21, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas,
(iv) Amendment No. 4, filed with the Commission on October 26, 1998, by Broad River, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"), (v) Amendment No. 5, filed with the Commission on January 22, 1999, by Cooper River, IPLP, IPT, Broad River, AIMCO OP, AIMCO-GP and AIMCO, (vi) Amendment No. 6, filed with the Commission on May 14, 1999, by Cooper River, Broad River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO, (vii) Amendment No. 7, filed with the Commission on July 1, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (viii) Amendment No. 8, filed with the Commission on August 6, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (ix) Amendment No. 9, filed with the Commission on August 20, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (x) Amendment No. 10, filed with the Commission on September 9, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO, (xi) Amendment No. 11, filed with the Commission on September 13, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO, and (xii) Amendment No. 12, filed with the Commission on September 24, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO. Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO are herein referred to as the "Reporting Persons." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.


(11)     MATERIAL TO BE FILED AS EXHIBITS.

                  (a)(1) Offer to Purchase, dated August 19, 1999 (Previously filed).
                  (a)(2)   Letter of Transmittal and related Instructions.
                  (a)(3) Letter, dated August 19, 1999, from AIMCO OP to the Limited Partners of the Partnership (Previously filed).
                  (a)(4) Supplement to Offer to Purchase, dated September 7, 1999 (Previously filed).
                  (a)(5) Letter, dated September 7, 1999, from AIMCO OP to the Limited Partners of the Partnership (Previously filed).
                  (a)(6) Press Release, dated September 3, 1999 (Previously filed).
                  (a)(7)   Notice of Withdrawal. (Previously filed)
                  (a)(8) Supplement to Offer to Purchase, dated September 13, 1999 (Previously filed).

                  (a)(9) Letter, dated September 13, 1999, from AIMCO OP to the Limited Partners of the Partnership (Previously filed).
                  (a)(10) Supplement to Offer to Purchase, dated September 24, 1999 (Previously filed).
                  (a)(11) Letter, dated September 24, 1999, from AIMCO OP to the Limited Partners of the Partnership (Previously filed).
                  (a)(12)  Supplement to Offer to Purchase, dated October 7,
                           1999.
                  (a)(13) Letter, dated October 7, 1999, from AIMCO OP to the Limited Partners of the Partnership
                  (b) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)
                  (c) Operating Agreement for CLS-19 Associates LLC (Previously filed).
                  (d)      Not applicable.
                  (e)      Not applicable.
                  (f)      Not applicable.
                  (z)(1) Agreement of Joint Filing, dated August 19, 1999, among AIMCO, AIMCO- GP, AIMCO OP, AIMCO/IPT, IPLP, Broad River and Cooper River (Previously filed).

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 1999
                                      COOPER RIVER PROPERTIES, L.L.C.

                                      By: /s/ Patrick J. Foye
                                         --------------------------------
                                          Executive Vice President

                                      BROAD RIVER PROPERTIES, L.L.C.

                                      By: /s/ Patrick J. Foye
                                         --------------------------------
                                          Executive Vice President

                                      AIMCO/IPT, INC.

                                      By: /s/ Patrick J. Foye
                                         --------------------------------
                                          Executive Vice President

                                      INSIGNIA PROPERTIES, L.P.

                                      By: AIMCO/IPT, INC.
                                          (General Partner)

                                      By: /s/ Patrick J. Foye
                                         --------------------------------
                                          Executive Vice President

                                      AIMCO PROPERTIES, L.P.

                                      By: AIMCO-GP, INC.
                                          (General Partner)

                                      By: /s/ Patrick J. Foye
                                         --------------------------------
                                         Executive Vice President

                                      AIMCO-GP, INC.

                                      By: /s/ Patrick J. Foye
                                         --------------------------------
                                          Executive Vice President

                                      APARTMENT INVESTMENT
                                      AND MANAGEMENT COMPANY

                                      By: /s/ Patrick J. Foye
                                         --------------------------------
                                          Executive Vice President

                                 EXHIBIT INDEX

EXHIBIT NO.                       DESCRIPTION
-----------                       -----------
(a)(1)         Offer to Purchase, dated August 19, 1999 (Previously filed).
(a)(2)         Letter of Transmittal and related Instructions.
(a)(3)         Letter, dated August 19, 1999, from AIMCO OP to the Limited
               Partners of the Partnership (Previously filed).
(a)(4)         Supplement to Offer to Purchase, dated September 7, 1999
               (Previously filed).
(a)(5)         Letter, dated September 7, 1999, from AIMCO OP to the Limited
               Partners of the Partnership (Previously filed).
(a)(6)         Press Release, dated September 3, 1999 (Previously filed).
(a)(7)         Notice of Withdrawal. (Previously filed)
(a)(8)         Supplement to Offer to Purchase, dated September 13, 1999
               (Previously filed).
(a)(9)         Letter, dated September 13, 1999, from AIMCO OP to the Limited
               Partners of the Partnership (Previously filed).
(a)(10)        Supplement to Offer to Purchase, dated September 24, 1999
               (Previously filed).
(a)(11)        Letter, dated September 24, 1999, from AIMCO OP to the Limited
               Partners of the Partnership (Previously filed).
(a)(12)        Supplement to Offer to Purchase, dated October 7, 1999.
(a)(13)        Letter, dated October 7, 1999, from AIMCO OP to the Limited
               Partners of the Partnership.
(b)            Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of
               America, Bank Boston, N.A., and First Union National Bank.
               (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated
               August 16, 1999, is incorporated herein by this reference.)
(c)            Operating Agreement for CLS-19 Associates LLC (Previously
               filed).
(d)            Not applicable.
(e)            Not applicable.
(f)            Not applicable.
(z)(1)         Agreement of Joint Filing, dated August 19, 1999, among AIMCO,
               AIMCO- GP, AIMCO OP, AIMCO/IPT, IPLP, Broad River and Cooper
               River (Previously filed).